Exhibit 99.6

ELEMENTAL ALTUS ROYALTIES CORP.

(formerly Elemental Royalties Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022
(Expressed in US Dollars)

Independent auditor’s report

To the Shareholders of Elemental Altus Royalties Corp. (formerly Elemental Royalties Corp.)

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Elemental Altus Royalties Corp. (formerly Elemental Royalties Corp.) and its subsidiaries (together, the Company) as at December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

•     the consolidated statements of financial position for the years ended December 31, 2023 and 2022;

•     the consolidated statements of comprehensive loss for the years then ended;

•     the consolidated statements of cash flows for the years then ended;

•     the consolidated statements of changes in equity for the years then ended; and

•     the notes to the consolidated financial statements, which include material accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impairment indicator assessment of stream and royalty interests and its investment in associates	Our approach to addressing the matter included the following procedures, among others:

Refer to note 2(c) – Critical accounting estimates and judgments; note 3 – Material accounting policies; note 6 – Stream and royalty interests; and note 8 – Investment in associates to the consolidated financial statements.

As at December 31, 2023, the carrying amounts of the Company’s stream and royalty interests and its investments in associates were $110.2 million and $43.0 million, respectively.

• Evaluated the reasonableness of management’s assessment of impairment indicators for a sample of the stream and royalty interests and the investments in associates, related to significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicate production from the interests will not likely occur or may be significantly reduced in the future, by considering:

Management assesses whether any indication of impairment exists at the end of each reporting period for each stream and royalty interest and the investments in associates, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest or investment is estimated in order to determine the extent of the impairment (if any).

Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicate production from the interests or investments will not likely occur or may be significantly reduced in the future.

_     the current and past performance of the underlying mining operation associated with the interests or investments;

_     external market and industry data;

_     the publicly disclosed information by operators of the underlying mining operation associated with the interests or investments; and

_     consistency with evidence obtained in other areas of the audit.

We considered this a key audit matter due to the judgment made by management in assessing whether impairment indicators exist for stream and royalty interests and the investments in associates, and a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s assessment of impairment indicators.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is James Lusby.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

April 16, 2024

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2023 and 2022
(Expressed in thousands of US Dollars)

	Notes	December 31, 2023 $’000	December 31, 2022 $’000
Assets
Current assets
Cash and cash equivalents	4	11,287	17,478
Accounts receivable and other	5	7,194	2,890
Held-for-sale assets	20	303	19,864
Total current assets		18,784	40,232

Non-current assets
Stream and royalty interests	6	110,186	101,278
Accounts receivable and other	5	13,525	-
Exploration and evaluation assets	7	-	2,757
Equipment and right-of-use assets		-	193
Investments in associates and other	8	42,978	40,255
Investments	9	3,449	1,213
Total non-current assets		170,138	145,696

Total assets		188,922	185,928

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	1,932	2,441
Held-for-sale liabilities	20	61	4,952
Total current liabilities		1,993	7,393

Non-current liabilities
Borrowings	11	30,000	30,000
Deferred tax liability	13	1,730	2,070
Lease liabilities		-	38
Total non-current liabilities		31,730	32,108
Total liabilities		33,723	39,501

Equity
Share capital	12	177,424	165,038
Contributed surplus		5,664	6,987
Accumulated other comprehensive income (“AOCI”)		1,280	340
Deficit		(29,169)	(25,938)
Total equity		155,199	146,427
Total liabilities and equity		188,922	185,928

Approved by the Board of Directors on April 16, 2024
Commitments (note 19)
Subsequent events (note 22)	Frederick Bell, CEO/Director	“Frederick Bell”
	Martin Turenne, Director	“Martin Turenne”

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2023 and 2022
(Expressed in thousands of US Dollars)

	Notes	December 31, 2023 $’000	December 31, 2022 $’000
Revenue from royalty interests	6	11,335	8,962
Stream revenue	6	-	677
Other income	6	409	-
Total Revenue		11,744	9,639
Depletion of royalty interests	6	(6,901)	(5,409)
Gross profit		4,843	4,230

General and administrative expenses	14	(7,215)	(3,223)
Project evaluation expenses	14	(575)	(316)
Impairment charge	6	(292)	(4,484)
Share-based compensation expense	12	(243)	(4,066)
Hostile takeover bid expenses		-	(1,684)
Transaction and integration expenses		-	(3,928)
Gain on disposal	21	1,583	-
Share of profit of associate	8	2,158	74
Profit / (loss) from operations		259	(13,397)

Other income and expenses
Interest income		106	23
Interest and finance expenses		(2,648)	(4,475)
Fair value gain / (loss) on investments		106	(194)
Foreign exchange gain / (loss)		1	(281)
Other income and (expense)		427	(8)
Loss before income taxes		(1,749)	(18,332)

Tax (expense)/ recovery	13	(1,292)	121
Net loss for the year of continuing operations		(3,041)	(18,211)

Net loss of discontinued operations		(860)	-
Total net loss		(3,901)	(18,211)

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		940	297
Other comprehensive income		940	297
Total comprehensive loss		(2,961)	(17,914)
Loss per share – basic and diluted

Discontinued operations		-	-
Continuing operations		(0.02)	(0.17)
Total net loss		(0.02)	(0.17)
Weighted average number of shares outstanding – basic and diluted		186,846,532	104,942,966

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023 and 2022
(Expressed in thousands of US Dollars)

	2023 $’000	2022 $’000
Operating activities
Net loss for the year	(3,901)	(18,211)
Adjustments for:
Depletion of royalty and stream interests	6,901	5,409
Depreciation of property, plant and equipment	62	36
Impairment charge	292	4,484
Unrealized foreign exchange	249	577
Share-based compensation expense	243	4,066
Accounts receivable impairment	263	-
Fair value (gains) / losses on investments	(106)	194
Share of profit of associate	(2,158)	(74)
Gain on disposal	(1,529)	-
Interest and finance expenses, net	2,542	2,715
	2,858	(804)
Changes in non-cash working capital items:
Accounts receivable and other	146	146
Accounts payable and accrued liabilities	(1,011)	(65)
Net cash (used in) / provided by operating activities	1,993	(723)

Investing activities
Purchase of royalty interests	(3,863)	-
Investment in exploration assets	(1,708)	(1,290)
Purchase of stream interests	-	(11,377)
Payment of acquisition of associate	(4,603)	-
Cash received on acquisition of Altus	-	7,875
Loss of cash on disposal of subsidiary	(537)	-
Proceeds from disposal of subsidiary	1,016	-
Distribution from associate	4,140	1,340
Proceeds on disposal of PPE	-	63
Cash used in investing activities	(5,555)	(3,389)

Financing activities
Proceeds from issue of shares	-	14,928
Share issue costs	(57)	(150)
Net interest paid	(2,542)	(2,537)
Proceeds from borrowings	-	3,922
Transaction costs of borrowing	-	(391)
Lease payments	(31)	(11)
Net cash provided by financing activities	(2,630)	15,761

Exchange differences on cash and cash equivalents	1	(281)

Change in cash and cash equivalents	(6,191)	11,368
Cash and cash equivalents, beginning of the year	17,478	6,110
Cash and cash equivalents, end of the year	11,287	17,478

Supplemental cash flow information (note 17)

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2023 and 2022
(Expressed in thousands of US Dollars)

	Ordinary shares #	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2021	68,991,221	56,437	1,717	43	(7,727)	50,470
Issued during the year (note 12):
Pursuant to acquisition of Altus Strategies plc	69,688,995	67,340	-	-	-	67,340
For cash	13,245,997	14,928	-	-	-	14,928
Less: other cash issuance costs	-	(150)	-	-	-	(150)
Conversion of La Mancha loan	28,959,797	26,483	-	-	-	26,483
Options and warrants issued on acquisition of Altus Strategies plc	-	-	1,204	-	-	1,204
Share-based compensation expense	-	-	4,066	-	-	4,066
Loss and comprehensive loss for the year	-	-	-	297	(18,211)	(17,914)
Balance as at December 31, 2022	180,886,010	165,038	6,987	340	(25,938)	146,427
Issued during the year (note 12):
Pursuant to the acquisition of royalty assets	12,709,273	11,547	-	-	-	11,547
Less: other cash issuance costs	-	(57)	-	-	-	(57)
Share-based compensation expense	-	-	243	-	-	243
Exercise of share-based options	2,395,109	896	(896)	-	-	-
Forfeit of share options	-	-	(670)	-	670	-
Loss and comprehensive loss for the year	-	-	-	940	(3,901)	(2,961)
Balance as at December 31, 2023	195,990,392	177,424	5,664	1,280	(29,169)	155,199

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental”) was incorporated (as “Elemental Royalties Corp.”) on March 11, 2014 under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The head office and principal address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

On August 16, 2022, the Company completed the Merger with Altus Strategies plc and on the same day changed its name to Elemental Altus Royalties Corp. Under the Merger terms, the Company acquired all issued and outstanding shares of Altus. This transaction is referred to as the “Merger” in this financial statement.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

The financial statements were approved by the board and authorized for issue on April 16, 2024.

(B)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

	Country of	Functional	% Equity Interest as at December 31,
Name	Incorporation	Currency	2023	2022
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Altus Exploration Management Limited	England & Wales	Pound Sterling	100	100
LGC Exploration Mali SARL	Mali	West African Franc	-	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	-

The results of each subsidiary will continue to be included in the consolidated financial statements of the Company until the date the Company’s control over the subsidiary ceases. Control is achieved when the Company satisfies the following conditions:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

-	Exposure, or rights, to variable returns from its involvement with the investee

-	The ability to use its power over the investee to affect its returns

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(B)	Basis of consolidation (continued)

In general, there is a presumption that holding a majority of voting rights results in control. To support this presumption, and when the Company holds less than a majority of the voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has control over an investee, including:

-	Contractual arrangements with the other vote holders of the investee

-	Rights arising from other contractual arrangements

-	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an interest commences when the Company obtains control over the interest and ceases when the Company loses control of the interest. Assets, liabilities, income and expenses of an interest acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the interest.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent company of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Joint arrangements exist where the Company has joint control of an entity and they are classified as either a joint operation or a joint venture.

Entities are recognized as joint operations if the following criteria are fulfilled:

-	Their legal form gives parties rights to the assets and obligations for the liabilities relating to the joint arrangement

-	The contractual terms of the joint arrangement specify that parties have rights to the assets and obligations for the liabilities relating to the arrangement.

-	The arrangement has been designed by the parties so that its activities provide the parties with an output which represents rights to substantially all of the economic benefits of the assets held in the separate vehicle

Joint operations are accounted for by recognizing the Company’s share of any jointly held or incurred assets, liabilities, revenues and expenses. Joint ventures and investments in associates are accounted for using the equity method.

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint operation. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

All intra-group assets and liabilities, equity income, expense and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(C)	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about such judgements and estimates is contained in the Company’s accounting policies and/or the notes to the consolidated financial statements. Areas of judgement and estimation that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:

(i)	Impairment review of royalty interests and investment in associates

Royalty interests and investment in associates are assessed for indicators of impairment at each reporting date, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as considering variables such as the production profiles, production commissioning dates where applicable, future commodity prices and guidance from the mine operators such as reserve and resource estimates or other relevant information from the operators which may indicate production from the interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future. The test to determine the recoverable amount is performed using an income-based approach based on a discounted cash flow model which includes the following significant assumptions: future commodity prices, discount rate, and forecasted production based on mineral reserve and resource estimates from the operators. Management’s estimates of forecasted production of mineral reserves and resources from the operators are based on information compiled by qualified persons (management’s expert).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(C)         Critical accounting estimates and judgements (continued)

(ii)	Investments in associates, joint operations and joint ventures

The Company holds a variety of investments in associates and there is judgement as to whether the Company exercises significant influence or control over the investee.

•	The Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) investment has been accounted for as a joint venture, using the equity method of accounting as the shareholders agreement refers to distribution of net profits and not an allocation of revenues and expenses.

•	The Company’s investment in Aterian Plc has been classified as an investment in associate accounted for using the equity method as the Company has significant influence but not control over Aterian Plc. The Company holds a 22.14% interest and can appoint one director to the Board of Directors of Aterian Plc.

•	The Company holds a 30% interest in Legend Mali (UK) II Ltd (“Legend Mali’) with another entity owning 70% interest. The Company has determined that Legend Mali is a joint arrangement due to the fact that approvals of 80% are required from the Board of Directors for the relevant activities. Legend Mali’s Board of Director representation is based on the ownership percentage noted above. The Company’s investment in Legend Mali has been accounted for as a joint venture, using the equity method of accounting.

•	The Company holds a 50% equity interest in three entities, Alpha 2 SPV, Alpha 3 SPV and Minera Tercero SpA. All three entities were set up with a partner company for the purpose of acquiring royalties and receiving subsequent royalty income. Judgement has been applied as to whether these entities should be treated as joint ventures or joint operations. Due to the fact that all outputs are distributed to shareholders and each company essentially operates at breakeven, it has been concluded that this is indicative of a joint operation and, therefore, the Company accounts for its interests in Alpha 2 SPV, Alpha 3 SPV and Minera Tercero SpA by recognizing its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Investments in associates are assessed for material impairment indicators at each reporting date.

Sources of estimation uncertainty

(i)	Mineral reserves and mineral resources

Royalty interests of the Company that generate economic benefit are depleted using a units-of-production method (based on units sold) over the anticipated life of the mine to which the interest relates. This is determined using available information regarding proven and probable mineral reserves and the portion of mineral resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. These calculations require the use of estimates and assumptions, including the mineral reserves and mineral resources relating to each royalty interest. Mineral reserves and mineral resources are estimates of the amount of minerals that can be extracted from the mining properties at which the Company has royalty interests. Changes to the mineral reserves mineral and resources assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

(ii)	Impairment reviews

When an impairment test is performed on a royalty interest, certain assumptions and estimates are used to determine the recoverable value of the asset. This may include mineral reserves and mineral resources as outlined above, commodity prices or other variables contributing to future revenue calculations, or assumptions relating to benchmarking or other market comparisons.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Company entities.

(A)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, and within a period not to exceed twelve months from the acquisition date, with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statements of Loss.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company, and are presented in the equity section of the Consolidated Statements of Financial Position.

(B)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the date of the consolidated statement of financial position are translated at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in the Consolidated Statements of Comprehensive Loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The functional currency of the Company and each of its subsidiaries is the principal currency of the economic environment in which each entity operates. The assets and liabilities of foreign operations are translated to United States Dollars at exchange rates ruling at the date of the consolidated statement of financial position. The revenues and expenses of operations are translated to United States Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income.

On disposal of a foreign operation, the cumulative exchange differences recognized in accumulated other comprehensive income relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

(C)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after three month.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(D)	Revenue

Revenue is comprised of income earned from royalty and stream interests. Revenue is measured at the fair value of consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of a royalty or stream agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

The Company recognizes revenue upon the transfer of control of the relevant commodity from the operator to the end customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

(E)	Income tax

Income tax comprises current and deferred tax.

Income tax is recognized in the Consolidated Statements of Comprehensive Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the Consolidated Statements of Financial Position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(F)	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, which comprises irrevocable ordinary share subscriptions as well as options and warrants to purchase shares issued to employees and third parties respectively.

(G)	Tangible assets (royalty arrangements)

Royalty arrangements

Royalty interests consist of acquired royalty interests and royalty interests generated on the disposal or reduction in ownership of former exploration and evaluation projects of the Company.

Royalty interests, which are identified and classified as tangible assets, are initially measured at cost including any directly attributable transaction costs. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. Project evaluation costs that are not related to a specific royalty interest are expensed in the period incurred.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(G)	Tangible assets (royalty arrangements) (continued)

Producing royalty interests are depleted using the units-of-production (“UoP”) method, based on units sold, over the anticipated life of the mine to which the interest relates. This is estimated using available information on proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement, where management is confident that further resources will be converted into reserves and are approaching economic decisions affecting the mine on this basis.

In situations when the expectations change, and management determines that an alternative basis may be more appropriate, such change is treated as a change in accounting estimate under IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The effect of the change is recognized prospectively from the period in which the change has been made.

(H)	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint operation. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

A joint venture is an entity over which the Company has joint control through a joint arrangement that requires the unanimous consent of the parties sharing control, and whereby the joint arrangement does not confer a right to the assets or an obligation for the liabilities of the entity.

The Company accounts for its investment in an associate or joint venture using the equity method. It is initially recognized at fair value when acquired and subsequently increased or decreased to recognize the Company’s share of the associate or joint venture’s net income or loss. Adjustments may be necessary to give effect to uniform accounting policies or to reflect any other movement in the associate or joint venture’s reserves or for impairment losses after the initial recognition date. The share of income or loss is recognized in the Company’s net loss during the period. Distributions received from the associate or joint venture are accounted for as a reduction in the carrying amount of the Company’s investment.

(I)	Impairment of royalty interests

An evaluation of the carrying value of each royalty and stream interest is undertaken when an event or change in circumstance indicates that the carrying value may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The calculation of the recoverable amount includes the following significant assumptions: production based on estimated mineral reserves and mineral resources, long-term commodity prices, and discount rate. Estimated future production is determined using estimated mineral reserves and mineral resources, as well as exploration potential expected to be converted into resources or reserves. Long-term commodity prices are determined by reference to average long-term price forecasts per analyst consensus pricing. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If an indication is present, the carrying amount of the royalty interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion which would have been determined had no impairment loss been recognized for the royalty or stream interest in a previous period.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(J)	Financial instruments

A financial instrument is recognized in the statements of financial position when the Company has become a party to the contractual provision of the instrument.

A financial asset is derecognized when the contractual right to receive cash flows from the financial asset has expired or has been transferred and the Company has transferred substantially all the risks and rewards of ownership. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial assets carried at amortized cost

A financial asset is held at amortized cost where the objective is to collect contractual cash flows and these cash flows are solely payments of principal and interest. Such an asset is initially recognized at fair value plus transaction costs directly attributable to its acquisition or issue, and is subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. A provision is recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit loss (“ECL”). This includes an assessment of the probability of non-payment of the receivable, which is multiplied by the value of the expected loss arising from default to determine the lifetime ECL. On confirmation that the receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

For trade receivables (not subject to provisional pricing) and other receivables due in less than 12 months, the Company applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Company does not track changes in credit risk, but instead, recognizes a loss allowance based on the financial asset’s lifetime ECL at each reporting date.

The Company considers a financial asset to be in default when contractual payments are four weeks past due without communication from the operator of the mine over which the Company holds a royalty. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. The loss allowance for receivables is measured based on lifetime expected credit losses.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired, which is indicated when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, which aligns to the definition of default.

The Company’s financial assets measured at amortized cost comprise other receivables and cash and cash equivalents in the consolidated statement of financial position.

Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost using the effective interest rate method include borrowings and trade and other payables that are short term in nature. A financial liability is derecognized if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (“EIR”). The EIR amortization is included as a finance cost in the statement of profit or loss and other comprehensive income.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(K)	Share-based compensation

Directors, officers, employees and certain consultants may receive remuneration in the form of share-based payments whereby services are rendered for equity instruments (equity-settled transactions). The cost of equity- settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 13. The cost is recognised in share-based compensation expense, together with a corresponding increase in equity (contributed surplus) over the period in which the service and performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. The fair value of share purchase options granted is determined by the Black- Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of share purchase options, the fair value of the Company’s shares and the risk-free interest rate. For employees, the fair value of the options is measured at the date of grant. For non-employees, the options are measured at the fair value of the goods or services received, unless they cannot be reliably measured in which case their values are determined by the Black-Scholes option pricing model. Fair value is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

The estimated fair value of awards of share purchase options is recognized in profit or loss over the vesting period, with offsetting amounts to contributed surplus. If the share purchase options are granted for past services, they are recognized in profit or loss immediately. If the share purchase options are forfeited prior to vesting, no amounts are recognized in profit or loss. If share purchase options are exercised, then the fair value of the options is reclassified from equity reserve to share capital.

At each financial position reporting date, the amount recognized as profit or loss is adjusted to reflect the actual number of share purchase options that are expected to vest.

(L)	Borrowings

Borrowings are recognized initially at fair value and subsequently measured at amortized cost.

(M)	Segment reporting

In accordance with IFRS 8 ‘Operating Segments’, an operating segment is defined as a business activity whose operating results are reviewed by the chief operating decision maker (‘CODM’) and for which discrete information is available. The Company’s CODM is the Chief Executive Officer.

The Company records one segment, which is its royalty interests from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties (note 17).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

(N)	New accounting standards adopted

New accounting standards effective in 2023

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2023.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1. The amendments clarify that the classification of liabilities as current or non- current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date.

The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	CASH

	December 31, 2023 $’000	December 31, 2022 $’000
Cash	11,287	17,478

5.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	December 31, 2023 $’000	December 31, 2022 $’000
Trade receivable	3,441	43
Accrued royalty income	2,586	2,083
Prepayments	107	359
Amounts due from related parties (note 15)	735	242
GST/VAT receivable	157	163
Other receivables	168	-
Total accounts receivable and other	7,194	2,890

The current trade receivable balance for 2023 includes:

(i)	$0.97 million of the total $4.53 million cash payable in deferred production-based milestones from the Diba gold project, which was received as part of the consideration of the sale of the subsidiary Legend Mali (BVI) III inc to Allied Gold ML Corp (note 21).

(ii)	$2.47 million which is part of the total consideration of $12.1 million from the Ming disposal (note 6).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

5.	ACCOUNTS RECEIVABLE AND OTHER (continued)

Amounts due after 1 year (non-current)

	December 31, 2023 $’000	December 31, 2022 $’000
Trade receivable	13,157	-
Amounts due from related parties (note 16)	368	-
Total accounts receivable and other	13,525	-

The non-current trade receivable balance for 2023 includes:

(i)	$3.56 million of the total $4.53 million cash payable in deferred production-based milestones from the Diba gold projects, which was received as part of the consideration of the sale of the subsidiary Legend Mali (BVI) III inc to Allied Gold ML Corp (note 21).

(ii)	$9.63 million which is part of the total consideration of $12.1 million from the Ming disposal (note 6).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

6.	STREAM AND ROYALTY INTERESTS

As of and for the year ended December 31, 2023

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment & Disposal $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment & Disposal $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,706	431	-	3,137	477
Ballarat Australia	5,625	216	-	5,841	339	667	-	1,006	4,835
Bonikro Côte d’Ivoire	12,405	-	-	12,405	29	918	-	947	11,458
Cactus U.S.A	-	9,918	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	3,894	2,703	-	6,597	30,569
Kwale Kenya	943	-	(943)	-	819	-	(819)	-	-
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Diba Mali	-	11,196	-	11,196	-	-	-	-	11,196
Mercedes Mexico	999	-	-	999	69	102	-	171	828
Mount Pleasant Australia	476	-	-	476	204	134	-	338	138
Mulgarrie Australia	250	-	(250)	-	-	84	(84)	-	-
Panton Sill Australia	94	-	-	94	-	-	-	-	94
SKO Australia	1,243	-	-	1,243	37	126	-	163	1,080
Wahgnion Burkina Faso	12,379	-	-	12,379	3,037	1,736	-	4,773	7,606
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	7,913	6,094	(100)	13,907	-	-	-	-	13,907
Ming Stream Canada	11,377	-	(11,377)	-	152	-	(152)	-	-
Total	112,564	27,424	(12,670)	127,318	11,286	6,901	(1,055)	17,132	110,186

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

6.	STREAM AND ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2022

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment $’000	Ending $’000	Opening $’000	Depletion $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,086	620	2,706	908
Ballarat Australia	-	5,625	-	5,625	-	339	339	5,286
Bonikro Côte d’Ivoire	-	12,405	-	12,405	-	29	29	12,376
Kwale Kenya	943	-	-	943	776	43	819	124
Karlawinda Australia	37,166	-	-	37,166	1,138	2,756	3,894	33,272
Laverton Australia	16,071	-	-	16,071	-	-	-	16,071
Mercedes Mexico	999	-	-	999	-	69	69	930
Mount Pleasant Australia	476	-	-	476	19	185	204	272
Panton Sill Australia	94	-	-	94	-	-	-	94
SKO Australia	-	1,243	-	1,243	-	37	37	1,206
Wahgnion Burkina Faso	12,512	-	(133)	12,379	1,858	1,179	3,037	9,342
Western Queen Australia	2,009	-	-	2,009	-	-	-	2,009
Development assets Australia and other	-	8,163	-	8,163	-	-	-	8,163
Ming Stream Canada	-	11,377	-	11,377	-	152	152	11,225
Total	73,884	38,813	(133)	112,564	5,877	5,409	11,286	101,278

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

6.	STREAM AND ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the years ended December 31, 2023 and 2022:

	2023 $’000	2022 $’000
Revenue from royalties*
Amancaya	722	994
Ballarat	214	347
Bonikro	1,719	45
Karlawinda	4,565	4,338
Kwale	-	325
Mercedes	869	380
Mulgarrie	30	-
Mount Pleasant	277	316
SKO	265	84
Wahgnion	2,674	2,133
	11,335	8,962
Revenue from streams
Ming	-	677

Other income	409	-
Total revenue	11,744	9,639

* Excludes royalty revenue generated from the Company’s equity interest in SLM California (Caserones) (note 8)

Other income balance for 2023 includes milestone and other payments from royalties.

Kwale Mineral Sands, Kenya

On May 3, 2023, the royalty operator communicated to holders that the mining operations in the areas within the royalty’s scope were completed in the December 2022 quarter, and there were no royalty payments for the March quarter or subsequent quarters. As a result, the Company concluded that the Kwale royalty investment should be fully impaired as of March 31, 2023, and the carrying value of the investment of $124,000 reduced to zero.

Ballarat Gold Mine, Australia

Elemental Altus acquired a 1.25% Net Smelter Return (“NSR”) royalty interest (capped at A$25 million) on the Ballarat gold project through the merger with Altus Strategies. Ballarat is an underground gold project located in Central Victoria, Australia, and was operated by Golden Point Group Pty Ltd, a wholly owned subsidiary of Singapore-listed public company, Shen Yao Holdings. Ballarat is held through Alcrest Royalties Australia (Pty) Ltd (50% interest) and is accounted for as a joint operation.

The operator of the Ballarat mine, Balmaine Gold, entered administration in March 2023. On December 19, 2023, the Company agreed to the terms with administrators and new operator of the Ballarat mine, Victory Minerals Pty Ltd, to continue the existing royalty from January 31, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

6.	STREAM AND ROYALTY INTERESTS (continued)

Ming Gold Stream, Canada

On March 17, 2022, the Company entered into a gold purchase and sale agreement (the “Ming Gold Stream”) with Rambler Metals and Mining Canada Limited, a wholly owned subsidiary of Rambler Metals and Mining PLC (AIM:RMM) (“Rambler”), the owner of the Ming Copper-Gold Mine in Newfoundland and Labrador in Canada.

Having delivered initial gold ounces to the Company in respect of Q2 2022 production, Rambler failed to deliver any ounces in respect of production for the subsequent two quarters. On February 9, 2023 the Company issued a written notice of default to Rambler.

In March 2023, Rambler announced that it had obtained an order under the Companies’ Creditors Arrangement Act, allowing it to continue its business as usual while engaging in discussions with creditors regarding payment defaults. Rambler then entered administration and a formal Sales and Investment Solicitation Process (“SISP”) was initiated by Grant Thornton (the “Monitor”).

On September 11, 2023, following the SISP run by the Monitor, the Supreme Court of Newfoundland and Labrador approved a bid from AuTECO Minerals Limited (“AuTECO”) to acquire the Rambler Group by way of a Reverse Vesting Order (“RVO”) subject to a shareholder vote. The RVO involved acquiring the business free of specified assets and liabilities, including the Ming Gold Stream.

On December 11, 2023, the Company secured its creditor claim against Rambler Metals and Mining Limited in relation to the Company’s Ming gold stream. The Company will receive a consideration of $12.1 million, resulting in a gain on disposal of $0.8 million. The consideration is formed of both cash and equity of shares of Firefly Metals Ltd, a listed business in Australia (formerly known as AuTECO). The initial equity component of $2.47 million (AUD$3.5 million) of Firefly Metals Ltd shares have been received in February 2024, the remaining $9.63 million (AUD$15 million) will be received in April 2025 split equally between cash and equity.

Mulgarrie, Australia

In the financial year ending December 31, 2023, the royalty operator communicated to holders that the mining operations in the areas within the royalty’s scope were completed in the December 2023 quarter, and there were no royalty payments for the subsequent quarters. As a result, the Company concluded that the Mulgarrie royalty investment should be fully impaired as of December 31, 2023, and the carrying value of the investment of $165,000 reduced to zero.

Acquisitions during the year ended 31 December 2023 First Mining royalty portfolio

A share purchase agreement was signed by the Company and First Mining Gold Corp. (“First Mining”) on February 6, 2023. Under its terms, the Company agreed to buy a 100% equity interest in 1274577 B.C. Ltd (“BC Ltd”), a BC- registered subsidiary of First Mining holding a portfolio of 17 NSR royalties. As BC Ltd did not meet the criteria of a business under the test for a business combination, the transaction was treated as an asset acquisition.

The transaction was completed on February 21, 2023. Consideration for the acquisition was through a cash payment of C$4.67 million ($3.45 million) and through the issue of 1,598,162 shares of the Company to First Mining at C$1.31 ($0.97) per share (total fair value of $1.55 million). Expenses of $0.02 were also capitalized to give a total investment value of $5.02 million.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

6.	STREAM AND ROYALTY INTERESTS (continued)

The purchase price was allocated as follows: $3.97 million for a 2.0% NSR royalty on Pickle Crow, a gold development project located in Ontario, Canada; $1.02 million for a 1.5% NSR royalty on Hope Brook, a gold development project located in Newfoundland, Canada; and $0.03 million for a portfolio of 14 gold NSR royalties and one iron ore NSR royalty on development projects in Mexico, and Quebec and Newfoundland, Canada.

On April 20, 2023, the Company announced that it paid a total of $0.3 million in cash to a private third-party entity to acquire an additional 0.25% NSR royalty on Pickle Crow, increasing the effective NSR royalty held by the Company to 2.25%.

Akh Gold, Egypt

On August 28, 2023, the Company entered into a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd (note 16) whereby In2Metals have acquired an initial 80.1% interest in Akh Gold. Under the agreement the Company has acquired 1.5% NSR royalty across Akh Gold’s current projects for a value of $0.6 million.

Cactus (USA) & Nyanga (Gabon) royalty

On September 7, 2023, the Company acquired 0.68% NSR royalty on the Cactus Copper Project in Arizona, which is 100% owned by Arizona Sonoran Copper Company Inc and a 0.5% GRR on the Nyanga Copper-Nickel Project in Gabon, which is 100% owned by Armada Metals Limited, for a combined consideration of $10 million paid in 11,111,111 new common shares (note 12).

Diba, Mali

On November 9, 2023, the Company completed the sale of Legend Mali (BVI) III Inc. and its subsidiaries to Allied Gold ML Corp (“Allied”). Through its subsidiaries Legend owned the Diba gold project in western Mali. The project is contiguous with the Sadiola Large Scale Gold Mining licence that is owned and operated by Allied. The consideration for the sale was an uncapped NSR royalty fair-valued at $11.2 million with no buyback rights of 3.0% on the first 226,000 ounces of gold produced and 2.0% on all future production in excess of 226,000 ounces from the project.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

7.	EXPLORATION AND EVALUATION ASSETS

As of and for the year ended December 31, 2023.

	Opening $’000	Additions $’000	Disposals $’000	Reclassified Held-for-sale $’000	Ending $’000
Eastern Desert Projects Egypt	2,109	1,668	(3,777)	-	-
Laboum Cameroon	254	35	(289)	-	-
Bikoula Cameroon	228	4	(232)	-	-
Daro & Zager Ethiopia	166	77	-	(243)	-
Total	2,757	1,784	(4,298)	(243)	-

On June 12, 2023, the Company disposed of Aucam SA and Valnord SA, which held Laboum and Bikoula exploration assets (note 21).

On August 28, 2023, the Company disposed an 80.1% interest in of Akh Gold Ltd which held the Eastern Desert Projects exploration assets (note 9).

Altau Resources Ltd, which holds the Daro and Zager exploration assets was transferred to held for sale (“HFS”) in the year ended December 31, 2023 (note 20).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

8.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California	Legend Gold Mali	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2022	-	-	-	-
Merger with Altus	34,636	3,014	-	37,650
Additions	-	-	3,800	3,800
Share of profit / (loss) for the period	130	-	(56)	74
Share of currency translation adjustment	-	12	49	61
Distribution received	(1,340)	-	-	(1,340)
FX Revaluation	-	-	10	10
Balance as at December 31, 2022	33,426	3,026	3,803	40,255
Additions	4,603	-	-	4,603
Share of profit / (loss) for the period	2,662	16	(520)	2,158
Distribution received	(4,140)	-	-	(4,140)
FX revaluation	-	-	102	102
Closing balance at December 31, 2023	36,551	3,042	3,385	42,978

SLM California (Caserones), Chile

As of December 31, 2023, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit/loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

8.	INVESTMENT IN ASSOCIATES (continued)

In the quarter ended June 30, 2023, the Company acquired an additional 0.025% effective NSR royalty for a consideration of $2 million.

In the quarter ended September 30, 2023, the Company acquired a further 1.56 new shares in SLM California for a total cash consideration of $2.60 million through a newly incorporated 100% owned company, EA Regalías Chile SpA. This acquisition increases the shareholding of the Company in SLM California to 24.35% and effective NSR interest by 0.030% to 0.473%.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine during year of $4.1million (2022: $1.34 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

Aterian Plc

Aterian Plc is a 22.14%-owned associate of the Company which holds a portfolio of 15 exploration and evaluation projects in Morocco and one tantalum exploration project in Rwanda. The Moroccan exploration asset portfolio was previously held by Altus and acquired by the Company through the Merger with Altus. The sale of the portfolio to Aterian by Altus had been agreed prior to the Merger and the assets and liabilities of the subsidiaries holding the exploration licences were classified as held-for-sale at the date of the Merger. The sale was completed on October 24, 2022. Consideration comprised shares in Aterian valued at $2.92 million and warrants to acquire further shares valued at $0.88 million, as well as a royalty on each of the exploration assets. All the warrants were outstanding and none had been exercised at the end of the year. Warrants are recorded at fair value through profit and loss. The Company also appoints one member of the board of Aterian. As the Company has significant influence but not control or joint control over Aterian, it is treated as an investment in associate and accounted for using the equity method. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

8.	INVESTMENT IN ASSOCIATES (continued)

Summary of the latest available financial information for the year ending December 31, 2023 for the SLM California and Legend Gold Mali. The latest publicly available financial information for Aterian plc is for the six months ending June 30, 2023.

	SLM California	Legend Gold Mali	Aterian plc
	$’000	$’000	$’000
Current assets	6,225	5	340
Non-current assets	150,045	2,329	4,517
Current liabilities	(6,106)	(2)	(812)
Non-current liabilities	-	(2,494)	(628)
Net assets	150,164	(162)	3,417

Revenue	22,600	-	-
Depletion	(8,157)	-	-
Expenses	(65)	(54)	(1,092)
Taxes	(10,983)	-	-
Net profit/(loss)	3,395	(54)	(1,092)
Currency translation adjustment	80	-	(107)
Comprehensive income/(loss)	3,475	(54)	(1,199)

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

9.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non listed equity shares (Level 2). All four investments currently held by the Company are portfolio investments where the Company owns less than a 20% interest.

	December 31, 2023	December 31, 2022
	$’000	$’000
Opening balance	1,213	-
Merger with Altus	-	1,235
Additions	2,074	-
Revaluation gains / (losses)	162	(22)
Closing balance	3,449	1,213

Of the $0.1 million of net fair value losses in the statement of comprehensive loss, $0.2 million was an unrealized foreign exchange gain on the revaluation of the Company’s investments. There were no disposals of securities in the year (2022: none).

On August 28, 2023, the Company entered into a subscription agreement (“Agreement”) with In2Metals Explorer S.à r.l. in respect of Akh Gold Ltd (note 16). Under the agreement the Company has recognised an investment of 19.9% in Akh Gold Ltd for a fair value of $2.07 million.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
	$’000	$’000
Trade payables	75	1,166
Accrued interest	87	215
Accruals	1,371	766
Other payables	399	294
Total	1,932	2,441

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

11.	BORROWINGS

December 31, 2023 $’000
Opening balance	30,000
Additions/(Repayment) from credit facility	-
30,000

National Bank of Canada/Canadian Imperial Banking Corp. loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. The Facility has a term of 3 years, extendable through mutual agreement between the Company, NBC, and CIBC. Depending on the company’s leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. As at December 31, 2023, the balance of accrued interest was $0.09 million (December 31, 2022: $0.22 million).

On June 21, 2023, the Facility agreement was amended to reduce the interest coverage financial covenant to 3.50:1:00 (as at December 31, 2022, the interest coverage financial covenant was 4.00:1.00).

On December 1, 2023, the Facility agreement was amended to reduce the interest coverage financial covenant to 3.00:1:00.

As at December 31, 2023, the Company had drawn down an initial $30 million from the facility (December 31, 2022: $30 million).

After the year end, on March 21, 2024, the Company made a repayment of $5 million of its credit facility, as at the date of this report the borrowing balance for the Group is $25 million (2023: $30 million) and the unutilized amount of the credit facility is $15 million (2023: $10 million).

The Facility has been entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent. The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. At December 31, 2023, the Company certified that it was in compliance with the terms of the covenants.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

12.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

Details of equity transactions during the year ended December 31, 2023 are as follows:

1)	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 ($0.97) per common share at a fair value of $1.55 million as partial consideration for the acquisition of royalty interests from First Mining.

2)	On July 18, 2023, the Company issued 2,395,109 common shares at C$1.18 ($0.90) per common share at a fair value of $0.90 million for performance share units options exercised.

3)	On September 7, 2023, the Company issued 11,111,111 common shares at C$1.20 ($0.89) per common shares at a fair value of $10 million as consideration for the acquisition of Cactus and Nyanga royalty from RCF Opportunities Fund L.P.

Details of equity transactions during the year ended December 31, 2022 are as follows:

1.	On March 31, 2022, the Company completed a private placement of 9,275,000 common shares at C$1.51 ($1.21) per common share for gross proceeds of C$14.0 million ($11.2 million). In connection with the private placement, the Company incurred additional legal fees and other cash issuance costs of C$0.16 million ($0.12 million).

2.	On August 16, 2022, the Company issued 69,688,995 common shares to Altus shareholders, fair valued at $67.3 million as determined by the trading price of the Company on the TSX-V (note 4).

3.	On December 1, 2022, the Company and La Mancha signed an agreement by which La Mancha converted $27,559,844 of loan principal and accumulated interest (the calculated fair value of the transaction) into 28,959,797 common shares of the Company at an agreed price of C$1.28 per share. The fair value of the shares issued was C$1.235 per share giving rise to a gain of $1.08 million.

4.	On December 20, 2022, the Company completed a private placement of 3,970,997 common shares at C$1.28 ($0.94) per common share for gross proceeds of C$5.1 million ($3.7 million). In connection with the private placement, the Company incurred additional legal fees and other cash issuance costs of C$0.03 million ($0.03 million).

c)	Stock options, performance share units and warrants

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

12.	SHARE CAPITAL (continued)

Stock options

Changes in share purchase options during the years ended December 31, 2023 and 2022 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2021	900,000	C$	1.50	3.58
Replacement Altus options granted	5,405,396	C$	1.91
Granted	8,030,000	C$	1.40
Outstanding, December 31, 2022	14,335,396	C$	1.60	4.20
Granted	175,000	C$	1.40
Forfeited	(3,087,110)	C$	1.64
Outstanding, December 31, 2023	11,423,286	C$	1.59	3.21
Outstanding and exercisable, December 31, 2023	11,423,286	C$	1.59	3.21

All of the outstanding options have vested during 2023. The expiration schedule of the 11,423,286 options outstanding at December 31, 2023 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2025	3,215,846	C$	1.81
2026	59,400	C$	1.92
2027	8,148,040	C$	1.45

During the year ended December 31, 2023, the Company recorded $0.24 million (2022: $3.9 million) of share- based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

12.	SHARE CAPITAL (continued)

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during year ended December 31, 2023 and the year ended December 31, 2022 are as follows:

Number of PSUs
Outstanding, December 31, 2022	2,895,109
Exercised	(2,395,109)
Outstanding, December 31, 2023	500,000
Outstanding and exercisable, December 31, 2023	160,000

On July 28, 2020, the Company issued 500,000 PSUs to certain employees of the Company, expiring on July 28, 2025. The PSUs vest once the Company’s share price reaches between C$1.70 and C$2.20 per share and a period of time has passed as follows: 160,000 PSUs vest after 2 years (July 28, 2022) if the share price reaches C$1.70 – this threshold has been met - and 340,000 PSUs vest after 3 years (July 28, 2023) if the share price reaches C$2.20 – this threshold has not been met as at December 31, 2023.

The fair value of the performance share units was estimated using the fair value of a common share at the grant date using the Black Scholes valuation model.

During the year ended December 31, 2023, the Company recorded $0.04 million (2022: $0.2 million) of share- based compensation to the statement of comprehensive loss based on the vesting of PSUs.

Warrants

Changes in share purchase warrants during the year ended December 31, 2023 and the year ended December 31, 2022 are as follows:

	Number of warrants	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2021	-		-	-
Replacement Altus warrants issued	3,291,574	C$	2.51	0.30
Outstanding, December 31, 2022	3,291,574	C$	2.51	0.30
Expired	(3,291,574)		-	-
Outstanding, December 31, 2023	-		-	-

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

12.	SHARE CAPITAL (continued)

a) Basic and diluted loss per share

During the year ended December 31, 2023, potentially dilutive common shares totaling 11,583,286 (2022: 20,522,079) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and warrants.

13.	INCOME TAXES

Income tax expense differs from the amount that would result from applying corporate income tax rates to earnings before income taxes. The differences result from the following items during the years ended December 31, 2023 and 2022:

	2023 $’000	2022 $’000
Loss before income taxes	(1,749)	(18,332)
Statutory tax rate of parent	27%	27%
Expected income tax recovery at statutory income tax rate	(472)	(4,950)
Difference between parent and foreign tax rate	(680)	(596)
Withholding taxes	1,626	1,236
Share-based compensation expense	66	1,098
Share of profit or loss of associate	(746)	(191)
Other permanent differences	(56)	(36)
Changes in unrecognized deferred tax assets	1,554	3,296
Other adjustments	-	22
Total income tax (recovery)/expense	1,292	(121)

Current income tax expense	1,626	1,233
Deferred income tax (recovery) expense	(334)	(1,354)
Total income tax (recovery)/expense	1,292	(121)

The components of the Company’s deferred tax liability as at December 31, 2023 and 2022 are as follows:

	2023 $’000	2022 $’000
Deferred tax liabilities
Stream and royalty interests	(1,439)	(1,572)
Accrued withholding taxes	(29)	(34)
Investments in associates	(603)	(603)
	(2,071)	(2,209)
Deferred tax assets
Losses	202	-
Other	139	139
Net deferred income tax liability	(1,730)	(2,070)

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

13.	INCOME TAXES (continued)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2023 $’000	2022 $’000
Losses	27,338	21,657
Share issue costs	1,814	2,677
	29,152	24,334

The Company has Canadian tax losses of $11.5 million available to offset future taxable income. The losses expire in 2040 and 2043. The Company has Australian tax losses of $5.8 million and United Kingdom tax losses of $10.1 million available to offset future taxable income that do not expire. Tax attributes are subject to review and potential adjustments by tax authorities.

14.	OPERATING EXPENSES BY NATURE

	2023 $’000	2022 $’000
Salary, fees and pension	4,389	1,792
Corporate administration	808	347
Listing and filing fees	209	129
Marketing and promotion	435	582
Professional fees and consulting fees	1,374	373
Project evaluation expenses	575	316
Total	7,790	3,539

15.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the years ended December 31, 2023 and 2021 is as follows:

	2023 $’000	2022 $’000
Salary, fees, pension and professional fees	1,729	1,185
Share-based compensation – PSUs and stock options	52	2,104
Total	1,781	3,289

Amounts due from related parties at December 31, 2023 of $1.1 million (December 31, 2022: $0.24 million) is a receivable of $0.24 million due from Aterian Plc in which the Company holds a 22.14% equity interest and $0.86 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest.

On August 28, 2023, the Company entered into a subscription agreement (“Agreement”) with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd (note 21). In2metals is an affiliate of the Company’s largest shareholder La Mancha Investments S.à r.l.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

16.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty and streams interests, from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties.

	North America	South America	Australia	Africa	Total
	2023 $’000	2023 $’000	2023 $’000	2023 $’000	2023 $’000
Royalty assets	16,089	477	59,081	34,539	110,186

Total Revenue	869	722	5,760	4,393	11,744

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2023, the following transactions were excluded from the statement of cash flows:

1)	1,598,162 common shares at C$1.31 ($0.97) per common share at a fair value of $1.55 million were issued as partial consideration for the acquisition of royalty interests from First Mining (note 12).

2)	2,395,109 common shares were issued at C$1.18 ($0.90) per common share at a fair value of $0.90 million for performance share units options exercised (note 12).

3)	11,111,111 common shares were issued at C$1.20 ($0.89) per common shares at a fair value of $10 million as consideration for the acquisition of Cactus and Nyanga royalty (note 12).

During the year ended December 31, 2022, the following transactions were excluded from the statement of cash flows:

1)	69,689,077 common shares at a fair value of $67.3 million and $1.2 million of options and warrants were issued to acquire Altus (note 12).

2)	28,959,797 common shares issued at a fair value of $27.6 million to extinguish the La Mancha loan including accrued interest of $2.5 million (note 12).

3)	As consideration for the sale of Aterian Resources Ltd and its Moroccan exploration and evaluation assets, the Company received 241,173,523 ordinary shares of Eastinco with a fair value of $2.92 million, 96,469,409 warrants to purchase Eastinco shares valued at $0.88 million using a Black-Scholes valuation model (making a total investment of $3.8 million) and royalties in the Moroccan Portfolio which were valued at $1.60 million.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

18.	FINANCIAL INSTRUMENTS

Management of Capital

Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.

The Company’s objectives when managing capital are to provide shareholder returns through maximisation of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the facility provided by NBC/CIBC. The Company was in compliance with the debt covenants in force at December 31, 2022. Details of these covenants are included in note 11.

Fair Value of Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at December 31, 2023 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	11,287	-	-	11,287
Accounts receivable and other	20,719	-	-	20,719
Investments	1,375	2,074	-	3,449
Accounts payable and accrued liabilities	(1,932)	-	-	(1,932)
Borrowings	(30,000)	-	-	(30,000)
Total	1,449	2,074	-	3,523

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

18.	FINANCIAL INSTRUMENTS (continued)

	Fair value at December 31, 2022 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	17,478	-	-	17,478
Accounts receivable and other	2,890	-	-	2,890
Investments	1,213	-	-	1,213
Accounts payable and accrued liabilities	(2,441)	-	-	(2,441)
Borrowings	(30,000)	-	-	(30,000)
Total	(10,860)	-	-	(10,860)

During the year ended December 31, 2023 no amounts were transferred between Levels. The group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

Discussions of risks associated with financial assets and liabilities are detailed below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Market risk

Market risk is the risk that the Company’s future earnings will be adversely impacted by changes in market prices. Market risk for the Company comprises two types of risk: foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar as well as Egyptian Pound and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Group’s USD denominated monetary assets and liabilities at December 31, 2023, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.11 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

18.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprises the loan from NBC. Depending on the company’s leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. An increase in the overall interest by 100 basis points would increase the interest expense and net loss by $0.3 million.

19.	COMMITMENTS

In December 2017, the Company acquired the Mount Pleasant royalty. A deferred payment of AU$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered more likely than not that the condition triggering the payment obligation will occur.

20.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS

Held-for-sale assets and liabilities are accounted for under IFRS 5 Non-current Assets Held For Sale and Discontinued Operations. Items are classified as being held-for-sale once they meet the qualifying criteria:

-	management is committed to a plan to sell

-	the asset is available for immediate sale

-	an active programme to locate a buyer is initiated

-	the sale is highly probable, within 12 months of classification as held for sale (subject to limited exceptions)

-	the asset is being actively marketed for sale at a sales price reasonable in relation to its fair value

-	actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn

The balance of held-for-sale assets and liabilities is represented by Altau Resources Ltd.

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties $200,000 in cash comprising with $50,000 upfront and 5 quarterly payments of $30,000, 5% equity interest in Altau retained, non-dilutable until completion of a feasibility study, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and, up to $1 million in milestone performance cash payments. (for delivery on either of the Projects) of: $500,000 upon a compliant resource above 1 million ounces (gold equivalent) and $500,000 on publication of a feasibility study. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

20.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS (continued)

The value of held-for-sale assets and liabilities at December 31, 2023, was as follows:

	Assets held by Aucam SA $’000	Assets held by Altau Resources Ltd $’000	Assets held by LGC Exploration Mali SARL $’000	Total $’000
Opening	148	-	19,716	19,864
Additions	-	303	-	303
Disposal of asset	(148)	-	(19,716)	(19,864)
Ending	-	303	-	303

	Liabilities held by Aucam SA $’000	Liabilities held by Altau Resources Ltd $’000	Liabilities held by LGC Exploration Mali SARL $’000	Total $’000
Opening	50	-	4,902	4,952
Additions	-	61	-	61
Disposal of liability	(50)	-	(4,902)	(4,952)
Ending	-	61	-	61

On June 12, 2023, Aucam SA was sold by the Company (note 21).

On November 9, 2023, LGC Exploration Mali SARL was sold by the Company (note 21).

21.	DISPOSAL OF SUBSIDIARY

On June 12, 2023, the Company disposed of Aucam SA, which was previously classified as held for sale (note 20), and Valnord SA for a total consideration of $1.00. The loss on disposal before tax was $0.96 million.

On August 28, 2023, the Company completed a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd (“Akh Gold”), formerly an 100% owned subsidiary of the Company. Under the agreement In2Metals has acquired an 80.1% interest in and assumed management control of Akh Gold, through the subscription for $10 million in Akh Gold shares over a four year period. The proceeds from the subscription will be applied to fund exploration of Akh Gold’s projects in Egypt. The Company no longer has management control with its 19.9% interest in Akh Gold, this has resulted in Akh Gold Ltd being disposed of as a subsidiary and the remaining interest being recognised as an investment (note 9). The loss on disposal before tax was $0.48 million.

On November 9, 2023, the Company completed the sale of Legend Mali (BVI) III Inc. and its subsidiaries (“Legend”) to Allied Gold ML Corp (“Allied”). Through its subsidiaries Legend owned the Diba gold project in western Mali. The project is contiguous with the Sadiola Large Scale Gold Mining licence that is owned and operated by Allied. The consideration for the sale was an uncapped NSR royalty fair valued at $11.2 million (note 6), a cash payment of $1 million paid on closing and a present value $4.53 million in cash is payable in deferred production based milestones. The gain on disposal before tax was $2.19 million.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Expressed in US Dollars, except where otherwise noted)

22.	SUBSEQUENT EVENTS

•	On 27 February 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal (note 6) for $2.3 million (AUD$3.5 million).

•	On March 21, 2024, the Company made a repayment of $5 million of its credit facility, as at the date of this report the borrowing balance for the Group is $25 million (2023: $30 million) and the unutilized amount of the credit facility is $15 million (2023: $10 million).

•	On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited (“Canyon”) for $1.17 million (AUD $1.8 million). As at December 31, 2023, the interest in Canyon was classified as an investment (note 9).